EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 033-59497, 333-08139, 333-117916, 333-126166, and 333-164054 on Forms S-8 of our reports dated March 6, 2013, relating to the consolidated financial statements and financial statement schedule of Nature’s Sunshine Products, Inc. and subsidiaries (which report expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s change in accounting method for presentation of shipping and handling costs) and the effectiveness of Nature’s Sunshine Products, Inc. and subsidiaries’ internal control over financial reporting appearing in this Annual Report on Form 10-K of Nature’s Sunshine Products, Inc. and subsidiaries for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Salt Lake City, Utah
March 6, 2013